EXHIBIT 99.1
                                                                    ------------


ABITIBI-CONSOLIDATED INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS (MD&A)
FOURTH QUARTER REPORT TO SHAREHOLDERS
JANUARY 26, 2005


$108 MILLION LOSS IN FOURTH QUARTER OF 2004

In the fourth quarter of 2004, the Company recorded a provision for mill closure elements of $33 million and an asset write down of $364 million with respect to the permanent closure of two previously idled paper mills located in Port-Alfred, Quebec and in Sheldon, Texas.

As a result, Abitibi-Consolidated reported a loss of $108 million, or 24 cents a share, in the fourth quarter ended December 31, 2004 compared to a loss $81 million, or 18 cents a share, in the same quarter of 2003. The weighted average number of shares outstanding has remained constant at 440 million since the beginning of 2003.

Table 1: Variance summary (in millions of dollars)
--------------------------------------------------

                                                                           Fav/(unfav) variance due to:
                                                  FOURTH        --------------------------------------------------------    Fourth
                                                  QUARTER                       Foreign                                     Quarter
                                                   2004          Volume         exchange        Prices        Costs           2003
                                                  -------       ---------      ----------      --------      -------        -------
Sales                                             $ 1,479        $    45        ($   93)       $   155       $    --        $ 1,372
Cost of products sold                               1,085            (36)            16             --            (5)         1,060
Distribution costs                                    171             (5)             6             --           (26)           146
CVD/AD                                                (40)            (3)             2             59            --             18
SG&A                                                   46             --              1             --            --             47
Mill closure elements                                  33             --             --             --            34             67
                                                  -------        -------        -------        -------       -------        -------
EBITDA                                            $   184        $     1        ($   68)       $   214       $     3        $    34
Amortization (regular)                                155             --              1             --             1            157
Amortization (other)                                  364             --             --             --          (297)            67
Goodwill impairment                                    --             --             --             --            21             21
                                                  =======        =======        =======        =======       =======        =======
Operating profit (loss) from
  continuing operations                           ($  335)       $     1        ($   67)       $   214       ($  272)       ($  211)


Sales were $1,479 million in the fourth quarter of 2004 compared to $1,372 million in the fourth quarter of 2003. The increase in sales was mainly due to higher prices in the Company's three business segments, higher sales volume in the value-added groundwood papers and the wood products segments partly offset by the strength of the Canadian dollar.

Cost of products sold were $1,085 million in the fourth quarter of 2004 compared to $1,060 million in the fourth quarter of 2003. The increase was mainly due to higher sales volume in the value-added groundwood papers and the wood products segments partly offset by the strength of the Canadian dollar.

Distribution costs were $171 million in the fourth quarter of 2004 compared to $146 million in the fourth quarter of 2003. The increase was mainly due to additional fuel charges, the new U.S.

regulation restricting the trucking hours and higher sales volume in the value-added groundwood papers and the wood products segments partly offset by the strength of the Canadian dollar.

In the fourth quarter of 2004, the Company recorded a credit of $57 million in relation to the lumber countervailing duty (CVD) and anti-dumping duty (AD) estimated revised rates published in December of 2004. More details are provided in the wood products section.

Mill closure elements totalled $33 million in the fourth quarter of 2004, as a result of the permanent closure of the two previously idled Port-Alfred and Sheldon paper mills. In the fourth quarter of 2003, the Company announced the indefinite idling of the Lufkin, Texas and Port-Alfred paper mills, resulting in a provision for mill closure elements of $67 million.

Total amortization increased to $519 million, mainly due to an asset write down of $364 million taken in December of 2004, with respect to the permanent closure of the Port-Alfred and Sheldon paper mills. In the fourth quarter of 2003, the Company recorded asset write-offs of $67 million following the permanent closure of two previously idled paper machines, one in Port-Alfred and one in Sheldon.

Comparing the fourth quarter of 2004 to the same period of 2003, the Canadian dollar was an average of 8% stronger against the U.S. dollar. The Company estimates that this had an unfavourable impact of approximately $67 million on its operating results compared to the same period last year.

The Company recorded an operating loss from continuing operations of $335 million during the quarter compared to $211 million for the fourth quarter of 2003. Lower operating results from continuing operations in the fourth quarter of 2004 resulted mainly from an increase in machine or mill closure-related costs of $263 million, the stronger Canadian dollar and higher distribution costs. These factors were partially offset by higher prices in the Company's three business segments and a credit related to the lumber CVD and AD revised rates. Also, in the fourth quarter of 2003, the Company had recorded a charge of $21 million for goodwill impairment in the wood products segment.

The Company recorded in the quarter an after-tax gain of $169 million on the translation of foreign currencies, derived primarily from its U.S. dollar debt, compared to $130 million in the same quarter of 2003.

In the fourth quarter of 2004, the Company performed the required annual goodwill impairment test and found that no impairment exists in its two paper segments. In the fourth quarter of 2003, the Company performed the required annual goodwill impairment test and found that impairment did exist in its wood products segment, mainly due to market conditions and a stronger Canadian dollar. Consequently, an impairment charge of $21 million was recorded, representing the total goodwill for the wood products segment.

For the twelve-month period ended December 31, 2004, the Company recorded a loss of $36 million or 8 cents a share, compared to net earnings of $175 million or 40 cents a share, in the same period last year. In 2004, the Company recorded an after-tax gain of $260 million on the translation of foreign currencies, derived primarily from its U.S. dollar debt, compared to $622 million in 2003.

Sales were $5,801 million in the twelve-month period ended December 31, 2004 compared to $5,450 million in the same period last year. For 2004, the operating loss from continuing operations was $219 million compared to $326 million in the total year of 2003. This $107 million improvement is mainly due to higher U.S. dollar selling prices and lower manufacturing costs in the Company's three business segments, partly offset by closure-related charges and a stronger Canadian dollar.

For all of 2004, the Canadian dollar was an average of 8% stronger against the U.S. dollar compared to 2003. The Company estimates that the Canadian dollar appreciation had an unfavourable impact on its operating results of approximately $188 million compared to the previous year.

Table 2 shows how certain specific items have affected the Company's results in the reporting periods. The Company believes that it is useful supplemental information as it provides an indication of the results excluding these specific items. Readers should be cautioned however that this information should not be confused with or used as an alternative for net earnings (loss) determined in accordance with the Canadian Generally Accepted Accounting Principles (GAAP).

Table 2: Impact of Specific Items
---------------------------------

                                                                      In millions of dollars
                                                                    (except per share amounts)
                                                      ------------------------------------------------------
                                                            Fourth quarter             Twelve-month period
                                                      ------------------------      ------------------------
                                                          2004            2003          2004            2003
                                                      --------       ---------      --------      ----------
Net earnings (loss) as reported                          ($108)           ($81)         ($36)           $175
   (In accordance with GAAP)
    $ per share                                          (0.24)          (0.18)        (0.08)           0.40

Specific items (after taxes):

  Gain on translation of foreign currencies               (169)           (130)         (260)           (622)
  Prior period CVD/AD rates adjustments                    (39)             --           (22)             --
  Gain adjustment (gain) on sale of the
    Saint-Felicien pulp mill                                --               3           (73)              3
  Gain on sale of Voyageur Panel                            --              --           (19)             --
  Mill closure elements                                     21              44            20              44
  Asset write-offs / write down                            235              42           235              42
  Goodwill impairment                                       --              21            --              21
  Alma start-up costs                                       --              --             4              --
  Income tax adjustments                                     4              10            (2)            (36)
                                                      --------       ---------      --------      ----------
Loss excluding specific items                             ($56)           ($91)        ($153)          ($373)
   (Not in accordance with GAAP)
    $ per share                                          (0.13)          (0.21)        (0.35)          (0.85)


As the above table indicates, during the fourth quarter of 2004, the Company recorded an after-tax gain on the translation of foreign currencies of $169 million mainly from the stronger Canadian currency at the end of the quarter compared to the U.S. dollar, in which most of its long-term debt is denominated. Also in this reporting period, the Company recorded an after-tax credit of $39 million in relation to the revised lumber CVD and AD rates published in the fourth quarter of 2004. On the other hand, the Company recorded a provision for mill closure elements of $21 million after-tax and an asset write down of $235 million after-tax following the permanent closure of the two previously idled Port-Alfred and Sheldon paper mills. As well, consistent with its normal practice, the Company reviewed its income tax provision resulting in a $4 million unfavourable adjustment.

During the fourth quarter of 2003, the Company recorded an after-tax gain on translation of foreign currencies of $130 million. The Company recorded an after-tax adjustment of $3 million related to the sale of the Saint-Felicien, Quebec pulp mill. In the same quarter, the Company re-assessed its on-going effective average income tax rate resulting in a future income tax charge of $10 million. Also in the quarter, the Company announced the indefinite idling of the Lufkin and Port-Alfred paper mills, resulting in a provision for mill closure elements of $44 million after-tax, and the permanent closure of two previously idled paper machines, one in Port-Alfred and one in Sheldon, representing asset write-offs of $42 million after-tax. Finally, the Company recognized an amount of $21 million related to goodwill impairment in its wood products segment.


OVERVIEW OF RESULTS

Operating profit (loss) from continuing operations per business segment for the periods ended December 31 was as follows:

Table 3: Operating Profit (Loss) from Continuing Operations
-----------------------------------------------------------

                                                                 In millions of dollars
                                           ---------------------------------------------------------------------
                                                    Fourth quarter                    Twelve-month period
                                           ------------------------------       --------------------------------
                                                  2004               2003               2004                2003
                                           -----------       ------------       ------------       -------------
Newsprint                                        ($393)             ($145)             ($332)              ($190)
Value-Added Groundwood  Papers                     (21)               (32)               (45)                (50)
Wood Products                                       79                (34)               158                 (86)
                                           -----------       ------------       ------------       -------------
                                                 ($335)             ($211)             ($219)              ($326)


In the fourth quarter of 2004, newsprint operating results were negatively impacted by $30 million in mill closure elements and $364 million for the asset write down. Also in the fourth quarter of 2004, the operating results of value-added groundwood papers were negatively impacted by $3 million of mill closure elements. The wood products operating results were positively impacted, in the fourth quarter of 2004, by a credit of $57 million related to the partial reversal of the CVD/AD deposited since May of 2002 up to September of 2004.

In the fourth quarter of 2003, newsprint's operating results were negatively impacted by mill closure elements of $50 million and by $67 million for asset write-offs. Also in the fourth quarter, operating results in value-added groundwood papers were negatively impacted by $17 million for mill closure elements. The wood products operating results were negatively affected by an amount of $21 million related to goodwill impairment.


NEWSPRINT

Table 4: Newsprint variance (in millions of dollars)
----------------------------------------------------

                                                                           Fav/(unfav) variance due to:
                                                  FOURTH        --------------------------------------------------------   Fourth
                                                  QUARTER                       Foreign                                    Quarter
                                                   2004          Volume         exchange        Prices        Costs          2003
                                                  -------       ---------      ----------      --------      -------       -------
Sales                                               $ 827          $--         ($ 53)         $  78         $  --          $ 802
Mill closure elements                                  30           --            --             --            20             50
EBITDA                                                 65           --           (34)            78             2             19
Amortization (regular)                                 94           --             1             --             2             97
Amortization (other)                                  364           --            --             --          (297)            67
Operating profit (loss) from
  continuing operations                              (393)          --           (33)            78          (293)          (145)


In the newsprint segment, the $248 million reduction in operating results from continuing operations in the fourth quarter of 2004 is mainly due to mill closure-related charges of $277 million and a stronger Canadian dollar partly offset by higher U.S. dollar selling prices and lower manufacturing cost per tonne.

On July 1, 2004, the Company acquired an additional 2.5% interest in Augusta Newsprint Company (ANC) for US$10.5 million, which operates a newsprint mill in Augusta, Georgia, thereby increasing its interest to 52.5%. Starting July 1, 2004, the Company's consolidated financial statements include ANC's complete financial results, assets and liabilities in its consolidated financial statements, and show as non-controlling interests the partner's 47.5% share in the subsidiary.

According to the Pulp and Paper Products Council (PPPC), consumption by U.S. daily newspapers declined 2.6% in the fourth quarter of 2004 and is down 1.5% for the year compared to 2003. Advertising linage declined by 0.8% in the fourth quarter of 2004. North American demand for newsprint fell by 3.2% in the fourth quarter of 2004 over the same period last year, while declining 1.6% over the year.

According to the PPPC, at the end of December 2004, total producer and customer newsprint inventories were lower by 98,000 tonnes, or 7%, compared to the end of September 2004 and higher by 20,000 tonnes, or 1.6%, compared to the end of December 2003. North American newsprint production declined 1.6% in the fourth quarter of 2004 and is down 2.4% for the year compared to 2003. At the end of the fourth quarter of 2004, the Company's overall inventories decreased by approximately 66,000 tonnes compared to the end of the third quarter of 2004.

The Company's newsprint shipments in the fourth quarter of 2004 were 1,200,000 tonnes compared to 1,201,000 tonnes in the fourth quarter of 2003. Shipments would have been slightly lower without the inclusion of ANC's second 50% of volume that was not reported in the

Company's information before its acquisition of an additional 2.5% interest in ANC in the third quarter of 2004.

During the fourth quarter, the Company partly implemented the previous quarter price increases announcement. The Company also announced a newsprint price increase of US$35 per tonne in the United States, effective March 1, 2005. During the quarter, newsprint prices in international markets, with the exception of European countries, have continued to increase. In the quarter, PanAsia partly implemented previously announced price increases for its Asian export markets.

The Company expects North American newsprint consumption to be flat over the coming few months. Aggressive management of circulation metrics on the part of newspaper publishers, as well as few signs of sustained ad linage growth despite rising revenues could negatively impact consumption in the first part of the year.

Management expects demand in Europe to grow by approximately 2% in 2005 compared to the previous year, led by southern countries and some Eastern Block economies. Buoyed by the emergence of new publications and dynamic advertising environments, Asia and Latin America are expected to record demand growth of 5% and 4% respectively.

On a per tonne basis, the Company's cost of goods sold in the fourth quarter of 2004 was $11 lower than in the same quarter of 2003. This was mainly due to the impact of the focused downtime announced at the end of 2003 and a stronger Canadian dollar reflected in the costs of the Company's U.S. mills partly offset by increased costs in pension and other employee future benefits, energy and recycled fibre.

VALUE-ADDED GROUNDWOOD PAPERS

Table 5: Value-added groundwood papers variance (in millions of dollars)
------------------------------------------------------------------------

                                                                           Fav/(unfav) variance due to:
                                                  FOURTH        --------------------------------------------------------    Fourth
                                                  QUARTER                       Foreign                                     Quarter
                                                   2004          Volume         exchange        Prices        Costs           2003
                                                  -------       ---------      ----------      --------      -------        -------
Sales                                               $ 405          $  17         ($ 30)         $  29         $  --          $ 389
Mill closure elements                                   3             --            --             --            14             17
EBITDA                                                 26              1           (27)            29            10             13
Amortization                                           47             --            --             --            (2)            45
Operating profit (loss) from
  continuing operations                               (21)             1           (27)            29             8            (32)


In the value-added groundwood papers segment, the $11 million improvement in operating results from continuing operations in the fourth quarter of 2004 is mainly due to higher U.S. dollar selling prices and sales volume, lower manufacturing costs per tonne and lower mill closure elements partly offset by a stronger Canadian dollar.

According to the PPPC, North American demand for uncoated groundwood papers increased 4% in October and November of 2004 compared to the same period of 2003. Demand increased 5.6% for the first eleven months of the year, compared to the same period of 2003. This increase was due to growth in the standard and lightweight grades while glossy grades demand slightly declined.

The Company's shipments of value-added paper grades totalled 484,000 tonnes in the fourth quarter of 2004, compared to 463,000 tonnes in the fourth quarter of 2003. Despite the indefinite idling of the Lufkin mill, the shipments were 21,000 tonnes higher than the corresponding quarter of 2003. The Company's uncoated freesheet substitute grades, ALTERNATIVE OFFSET(R) and EQUAL OFFSET(R), part of the ABIOFFSETTM product line, continue to be successful with sales increasing 18.3% in the fourth quarter of 2004 compared to the fourth quarter of 2003.

During the quarter, the Company partly implemented price increases announced in the third quarter, on its ABIBRITE(R), ABIOFFSETTM and some of its ABICAL(R) grades.

During the fourth quarter of 2004, the Company continued ramping up its Alma paper machine production toward manufacturing ABIOFFSETTM grades. This ramp-up is proceeding ahead of schedule, with the machine producing EQUAL OFFSET(R) on a consistent basis since December of 2004.

The Company expects uncoated groundwood demand to continue to grow in 2005 along with an improved economy. Uncoated groundwood grades are expected to benefit from improvements in all end use categories, increased advertising spending and continued grade substitution. Industry forecasters are predicting demand growth for 2005 to be approximately 4% to 5%.

On a per tonne basis, the Company's cost of goods sold in the fourth quarter of 2004 was $12 lower than in the fourth quarter of 2003. This was mainly due to the impact of the focused downtime announced at the end of 2003, partly offset by the increased costs mainly in pension and other employee future benefits.


WOOD PRODUCTS

Table 6: Wood products variance (in millions of dollars)
--------------------------------------------------------

                                                                           Fav/(unfav) variance due to:
                                                  FOURTH        --------------------------------------------------------    Fourth
                                                  QUARTER                       Foreign                                     Quarter
                                                   2004          Volume         exchange        Prices        Costs           2003
                                                  -------       ---------      ----------      --------      -------        -------
Sales                                              $ 247          $  28          ($ 10)         $  48         $  --          $ 181
CVD/AD                                               (40)            (3)             2             59            --             18
EBITDA                                                93             --             (7)           107            (9)             2
Amortization                                          14             --             --             --             1             15
Goodwill impairment                                   --             --             --             --            21             21
Operating profit (loss) from
  continuing operations                               79             --             (7)           107            13            (34)


In the wood products segment, the $113 million improvement in operating results from continuing operations in the fourth quarter of 2004 is mainly due to a $57 million credit in relation to the lumber CVD and AD revised rates, higher U.S. dollar selling prices as well as sales volume and a $21 million charge for goodwill impairment in the fourth quarter of 2003, partly offset by a stronger Canadian dollar.

U.S. housing starts decreased by 3% from an annual rate of 2.067 million units during December of 2003 to 2.004 million units during December of 2004. During the fourth quarter of 2004, average U.S. dollar lumber prices (f.o.b. Great Lakes) increased by 26% for 2x4 Stud and 11% for 2x4 Random Length compared to the same period last year.

Sales volume in the fourth quarter of 2004 totalled 549 million boardfeet (MBf), compared to 476 MBf for the same period in 2003. Average selling prices in Canadian dollars for the fourth quarter of 2004 were 18% higher than in the same quarter in 2003 as a result of higher U.S. dollar lumber prices, partly offset by a stronger Canadian dollar.

On a per thousand boardfeet basis, the Company's cost of goods sold in the fourth quarter of 2004 was $13 higher than in the fourth quarter of 2003. This was mainly due to increased sales of higher cost value-added products, partly offset by lower lumber manufacturing cost mostly attributable to higher productivity.

With respect to the ongoing softwood lumber dispute, on August 13, 2004, the North American Free Trade Agreement (NAFTA) panel reviewing the U.S. International Trade Commission (USITC) injury determination ruled for the third time that the determination that United States lumber producers were threatened by Canadian imports is not supported by substantial evidence. As a result of this decision, on September 10, 2004, the USITC issued a revised determination, concluding that there was no present injury or threat of future injury to a U.S. industry by reason of Canadian softwood lumber imports. However, on November 26, 2004, the United States challenged the NAFTA Panel's decision before a NAFTA Extraordinary Challenge Committee. This is not a normal appeal procedure, but rather is intended as a safeguard in the case of egregious conduct by a panel that threatens the integrity of the NAFTA process. To date, no extraordinary challenge to a NAFTA panel decision has been successful. Ordinarily, if the extraordinary challenge were to fail, future deposits of estimated duties on softwood lumber imports would cease, both for CVD and AD duties. However, on December 20, 2004, the United States published notice of a USITC determination, issued in a separate proceeding intended to implement a World Trade Organization panel ruling against the United States, in which the USITC determined that softwood lumber imports threatened future injury to a U.S. industry. The notice also indicated that the United States was implementing this new determination, and amending the CVD and AD duty orders. Accordingly, the Company believes that if the U.S. extraordinary challenge fails, it would be entitled to a full refund of all deposits paid to date and would not be obligated to pay duty deposits on future imports into the United States. However, it appears that the U.S. Department of Commerce (USDOC) will dispute this position. As a consequence, further litigation may be necessary to resolve these issues.

On December 20, 2004, following the completion of its first administrative reviews, the USDOC lowered the industry based CVD and Abitibi-Consolidated specific AD deposit rates from 18.79% to 17.18% and from 12.44% to 3.12% respectively. Both the Company and various other parties have indicated that they intend to appeal both USDOC first review determinations. The duty assessment rates may change as a result of these appeals. Once the results of the first administrative review become final, assuming the case is not ended and all cash deposits returned on the basis of the USITC failure to find injury or threat of injury, the Company will be entitled to a refund with interest of the difference between the amounts of estimated duties deposited from May 22, 2002 through April 30, 2003 for the AD case and May 22, 2002 through March 31, 2003 for the CVD case, and the final assessment rates determined in the first review provided the deposits made exceed the final assessed amount. If, on the other hand, the amounts deposited turned out to be insufficient to cover the duties assessed, the Company will owe the difference, with interest.

As a result of these rate changes, the Company recognized in the fourth quarter of 2004, a credit of $57 million of which $18 million covers the first review period, $23 million covers the second review period and $16 million covers part of the third review period up to September 2004. The portion of this credit relating to CVD was $9 million in total and by period $3 million, $4 million and $2 million respectively. Also, in the fourth quarter of 2004, Abitibi-Consolidated expensed $17 million for CVD and AD based on the new rates determined in the first administrative reviews. The Company believes that the AD and CVD rates determined in the first reviews reflect the best current estimates of its ultimate duty liability, assuming the case is not ended and all cash deposits returned on the basis of the USITC failure to find injury or threat of injury. For exports occurring during the first administrative review periods, the rates mentioned in the previous paragraph are those determined by the USDOC. The first review results are consistent with the Company's preliminary calculations of its potential AD liability for the second and third periods based on the methodologies the USDOC applied in the first review. The Company does not believe the AD rate for this first period is likely to increase as a result of appeals. The Company's assessment of the ultimate CVD liability is more uncertain, because it is unclear what methodology for measuring a subsidy will result from the appeals process. At this time, the Company has no basis for estimating its ultimate CVD liability for periods two and three other than to use the rate the USDOC has recently determined. The Company believes that the rate determined by the USDOC in its first period review better reflects its likely maximum duty liability rather than the deposit rates in effect on the date of export and as originally expensed. The USDOC applied different methodologies for measuring the amount of subsidy benefit in the first period review than it applied in the original investigation, and thus the amended first period rate more accurately reflects the USDOC's current approach. The Company notes, however, that the USDOC has not yet made preliminary or final determinations in the second period review, and has not yet initiated a third period review, and thus the Company's ultimate duty liability for these periods, if any, remains uncertain.


OTHER NOTEWORTHY EVENTS

Today, the Company announced an in-depth operations' review, whose goals are to achieve cost and productivity improvements as well as other initiatives over the next several quarters.

On December 14, 2004, the Commission for the study of public forest management in Quebec tabled its final report. The mandate of this commission was to examine the Quebec forest regime and the state of the forest on public land. The report of the Commission includes several recommendations dealing with practically all aspects of the Quebec forest regime. The report may result in temporary reductions in the volumes harvested on public land. In the coming weeks, the minister for Forests, Wildlife and Parks should give indications regarding what actions the government intends to take following this report.

On December 13, 2004, Abitibi-LP Engineered Wood Inc. (Abitibi-LP), the joint venture involving the Company and Louisiana-Pacific Corporation, announced the construction of its second engineered wood facility to produce I-joists. The new facility will be an expansion of Abitibi-Consolidated's Saint-Prime, Quebec mill, and constitutes an investment of approximately $13 million in the existing mill. Annual production capacity will be 75 million linear feet, with operations set to begin in the fall of 2005. The project will create approximately 40 new jobs, in addition to the existing 125 in the mill. With this new facility, Abitibi-LP will become the largest manufacturer of solid sawn I-joists in North America.


DIVIDENDS

On October 20, 2004, the Company's Board of Directors declared a dividend of $0.025 per share paid on December 2, 2004 to shareholders of record as at November 1, 2004.

On January 25, 2005, the Company's Board of Directors declared a dividend of $0.025 per share payable on March 1, 2005 to shareholders of record as at February 7, 2005.


FINANCIAL POSITION AND LIQUIDITY

Cash generated from continuing operating activities totalled $60 million for the fourth quarter ended December 31, 2004, compared to cash used from continuing operation of $1 million in the corresponding period of 2003. The increase in cash flows generated from operating activities is mainly due to an improvement in operating results from continuing operations.

Capital expenditures were $140 million for the three-month period ended December 31, 2004 compared to $100 million in the corresponding period last year. This increase is mainly attributable to the Company's $61 million portion spent by PanAsia on the Hebei project. The project remains on schedule being 90% complete at the end of December 2004. The project cost is also on budget. The modernization of the Iroquois Falls hydro-electric facilities, to produce an additional 13 megawatts, was completed in the quarter, as scheduled and on budget.

Total long-term debt amounted to $4,934 million for a ratio of net debt to total capitalization of 0.628, as at December 31, 2004, compared to $4,958 million or a net debt to total capitalization ratio of 0.618 at December 31, 2003. The reduction in the Company's long-term debt is attributable to the stronger Canadian currency at the end of the year compared to the U.S. dollar, in which most of its long-term debt is denominated, almost totally offset by the reduction of $63 million in the use of the securitization program, the increase in PanAsia's long-term debt related to the Hebei project and the consolidation of 100% of ANC as explained earlier. The current portion of the long-term debt increased from $317 million at the end of 2003 to $594 million as at December 31, 2004, mainly attributable to the 8.30% notes coming due on August 1, 2005. Also, as at December 31, 2004, cash and cash equivalents increased by $82 million,


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


compared to December 31, 2003. Going forward, the Company remains committed to applying free cash flow to the reduction of long-term debt.

On October 1, 2004, DBRS confirmed its rating of the Company's debt instrument at BB (high) with the trend changed to negative from stable. On October 19, 2004, Moody's lowered its rating of the Company's debt instruments from Ba2 with a negative outlook to Ba3 with a negative outlook. On December 20, 2004, Standard & Poor's lowered its rating of the Company's debt instruments from BB with a negative outlook to BB- with a negative outlook. The Company does not expect in the near term a significant increase in its interest expense as a result of these rating changes.

Regarding the covenants on the Company's revolving credit facility, the net funded debt to capitalization ratio amounted to 65.8% at the end of December 2004 and the interest coverage ratio was 2.1x for the twelve-month period ended December 31, 2004.

Table 7: Covenants
------------------

Debt to Equity Ratio:
  Net Funded Debt to Total Capitalization                       70% or lower

Interest Coverage Ratio (on a trailing twelve-month basis):
          1.25x or more                                         For the fourth quarter of 2004
          1.50x or more                                         For the year of 2005
          1.75x or more                                         Until June 30, 2006 (Maturity)


The Company has an ongoing program to sell accounts receivable, with minimal recourse. Under this program, the outstanding balance in Canadian dollars, as at December 31, 2004 was $441 million compared to $504 million as at December 31, 2003.


CHANGES IN ACCOUNTING POLICIES ADOPTED DURING THE FIRST QUARTER OF 2004

Effective January 1, 2004, the Company adopted two new recommendations that have a significant impact on the presentation of its consolidated financial statements. These recommendations were adopted retroactively with restatement.

The new CICA Handbook section 1100, Generally Accepted Accounting Principles, has been issued, effective for fiscal years beginning on or after October 1, 2003. The new section establishes standards for financial reporting in accordance with GAAP. It clarifies the relative authority of various accounting pronouncements and other sources of guidance within GAAP, complementing section 1000, Financial Statement Concepts. The application of the new standard eliminates the notion of "net sales" and requires the presentation of sales separate from distribution costs and CVD/AD expenses, resulting in higher sales amount with no impact on net earnings and on cash flows.

The CICA has issued new recommendations relative to Handbook section 3870, "Stock-based compensation and other stock-based payments", which is effective for fiscal years beginning on or after January 1, 2004. The recommendation states that the fair value-based method must be used, with the intrinsic value method being no longer acceptable. The impact on the Company's Selling, General and Administrative expenses is $1 million in the fourth quarter of 2004 and $1 million in the fourth quarter of 2003.


DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS

In the quarter ended December 31, 2004, the Company did not make any significant changes in, nor take any significant corrective actions regarding, its internal controls, or other factors that could significantly affect such internal controls. The Company's CEO and CFO periodically review the Company's disclosure controls and procedures for effectiveness and conduct an evaluation each quarter. As of the end of the fourth quarter, the Company's CEO and CFO were satisfied with the effectiveness of the Company's disclosure controls and procedures.


OVERSIGHT ROLE OF AUDIT COMMITTEE

The Audit Committee reviews, with Management and the external auditor, the Company's quarterly MD&A and related consolidated financial statements and approves the release to shareholders. Management and the internal auditor of the Company also periodically present to the Committee a report of their assessment of the Company's internal controls and procedures for financial reporting. The external auditor periodically prepares a report for Management on internal control weaknesses, if any, identified during the course of the auditor's annual audit, which is reviewed by the Audit Committee.


FORWARD-LOOKING STATEMENTS

Certain statements contained in this MD&A and in particular the statements contained in various outlook sections, constitute forward-looking statements. These forward-looking statements relate to the future financial condition, results of operations or business of the Company. These statements may be current expectations and estimates about the markets in which Abitibi-Consolidated operates and management's beliefs and assumptions regarding these markets. These statements are subject to important risks and uncertainties which are difficult to predict and assumptions which may prove to be inaccurate. The results or events predicted in the forward-looking statements contained in this MD&A may differ materially from actual results or events. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. In particular, forward-looking statements do not reflect the potential impact of any merger, acquisitions or other business combinations or divestitures that may be announced or completed after such statements are made.



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